Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

June 20, 2018

VIA EDGAR AND HAND DELIVERY

Kim McManus

Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	New Frontier Corporation

Registration Statement on Form S-1

Filed June 4, 2018

Amendment No. 1 to Registration Statement on Form S-1

Filed June 14, 2018

File No. 333-225421

Dear Ms. McManus:

On behalf of our client, New Frontier Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 19, 2018, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on June 4, 2018 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement filed with the Commission on June 14, 2018 (“Amendment No. 1”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information, including the upsizing of the offering from 20 million units to 23 million units, as well as the receipt of indications of interest from certain potential investors to purchase units in the offering. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 2 marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in Amendment No. 2 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

June 20, 2018 Page 2

General

1.	On page 7 you state that you will maintain a corporate website and on page 109 you note that certain governance documents will be available on your website. Please revise to identify the domain name of your website.

Response: The Company has revised the disclosure on page 7 to identify the domain name where the Company will maintain its corporate website.

Management, page 104

2.	Please ensure the nature of each person’s principal occupation and employment during the past five years is clear in their biography. For example, please clarify when Mr. Chang worked in the capacities outlined.

Response: The Company has revised such biographical information to clarify the nature of each person’s principal occupation and employment during the past five years.

Financial Statements

Balance Sheet, page F-3

3.	We note per your response to prior comment 11 and the updated disclosure indicating that the 10.75 million shares of Class B common stock subscribed to by your sponsor on April 19, 2018 were issued on May 29, 2018 for a $25,000 capital contribution. Please advise how you continue to indicate that as of April 19, 2018, you had 10.75 million shares of Class B common stock issued and outstanding.

Response: The Company advises the Staff that, pursuant to the Securities Subscription Agreement dated April 19, 2018 (filed as Exhibit 10.7 to the Registration Statement), New Frontier Public Holding Ltd. (the “Subscriber”) purchased 10,750,000 Class B ordinary shares (the “Shares”) on April 19, 2018. Section 1 of the Subscription Agreement provides that “… the Company hereby issues the Shares to the Subscriber, and the Subscriber hereby purchases the Shares from the Company…” Accordingly, the Company’s audited balance sheet reflects April 19, 2018 as the date of issuance of the Shares. The Company’s register of members was updated to reflect such issuance on May 29, 2018 with a clarifying notation providing that the subscription for such shares occurred on April 19, 2018. The Company has revised the disclosure throughout the registration statement to clarify that the Shares were purchased on April 19, 2018 and the issuance was reflected on the register on May 29, 2018.

June 20, 2018 Page 3

Statement of Operations, page F-4

4.	We note that on June 13, 2018 you forfeited 475,000 shares based on the forward purchase agreements with your anchor investors; please tell us what consideration you gave to providing subsequent events disclosure noting that not all 5 million shares would be subject to forfeiture as illustrated in your calculation of basic and diluted net loss per share. Additionally, address the exclusion of 750,000 shares, since as of the audit report date it is unclear whether your underwriters will exercise their overallotment option.

Response: The Company has revised its statement of operations on page F-4 of Amendment No. 2 and the disclosure in Note 4 on page F-11 to note that while 5,000,000 Class B ordinary shares originally were subject to forfeiture to the extent that the aggregate amount committed to be purchased pursuant to the forward purchase agreements was less than $200,000,000, only 475,000 Class B ordinary shares were actually forfeited to the Company as a result of the aggregate amount committed to be purchased pursuant to the forward purchase agreements totaling $181,000,000.

The Company respectfully advises the Staff that the Class B ordinary shares subject to forfeiture by New Frontier Public Holding Ltd. to the extent the underwriters do not exercise their over-allotment option (which shares now total 862,500 rather than 750,000 as a result of the upsizing of the offering from 20 million units to 23 million units) have been excluded from the Company’s statement of operations in accordance with ASC 260-10-45-13 because they are “contingently returnable shares” and are not be considered outstanding for purposes of computing basic and diluted net loss per share until all necessary conditions are met that no longer cause such shares to be contingently returnable.

Exhibit 5.1

5.	Please revise the assumptions contained in the first paragraph on page 2 that all parties had the power to enter into and perform all obligations and that all documents have been duly authorized and executed by all parties, to exclude the registrant. Please refer to Staff Legal Bulletin No. 19 for guidance.

Response: The Company advises the Staff that the opinions expressed in the opinion letter of Maples and Calder, Cayman Islands counsel to the Company, filed as Exhibit 5.2 to Amendment No. 2, cover such power, due authorization and execution of the Company under the laws of the Cayman Islands, which matters are therefore assumed in the letter of Winston & Strawn LLP, special counsel to the Company, filed as Exhibit 5.1 to Amendment No. 2.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Sincerely,

/s/ Joel L. Rubinstein